

June 27, 2014

<u>**Via E-mail**</u>

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> Re: **Forward Industries, Inc.**
> **Soliciting Materials filed pursuant to Rule 14a-12**
> **Responses to June 17, 2014 comment letter**
> **Filed June 24, 2014**
> **File No. 001-34780**

Dear Mr. Finerman:

We have reviewed your filing and have the following comments.

1. We reissue prior comment 1 as it relates to the following:

- with respect to the statement referenced in our first bullet point, please ensure that you disclose, when referring to any control gained by Mr. Wise, the fiduciary duties with which any directors have to comply and not simply imply or state that Mr. Wise's nominees will act as he directs them to act.

- similarly, with respect to the statement referenced in our second bullet point, clarify that any changes to the related party arrangement the company has with Mr. Wise will be subject to the company's board determination, taken in compliance with the board's fiduciary duties.

- confirm that any future reference to Mr. Johnson's acclaim and history of creating value will be accompanied by context, including the fact that his "acclaim" dates back several years (in this respect, we note that one of your supporting documents is from 2001) and a clarification of whether Mr. Johnson acted alone in each instance (i.e., was he the only director at 1-800-Contacts? Was he the only individual who conducted operations and made trading decisions at his fund?).

- with respect to your statement that Mr. Wise is attempting to "seize and control this value for himself while the shareholders receive nothing," it remains unclear what authority Mr. Wise would gain, through board membership, to control any company value for himself and what value you are referring to: if the company is not sold, would Mr. Wise or any other shareholder be entitled to any control value?

You may contact me at (202) 551-3619 with any questions. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions